UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.               Press release issued by ABB Ltd dated July 27, 2010.

Press Release

ABB successful in bid to acquire 75% stake in its Indian subsidiary

Zurich, Switzerland, July 27, 2010 — ABB, the leading power and automation technology group, said today its open offer to increase the stake in its Indian subsidiary from 52.11 percent to 75 percent has been successful.

During the three-week offer period, which closed today, shareholders of ABB India tendered approximately 23 percent of the outstanding shares. ABB will acquire the shares on a proportionate basis since the offer has been oversubscribed by approximately 1.5 percent. The offer of Rs 900 per share, which was announced on May 17, 2010, values the transaction at approximately $965 million (based on foreign exchange rates at the time of the announcement).

The share purchase is aimed at facilitating the long-term development of ABB’s business in India.

Assuming all acceptances have been validly tendered, ABB will increase its stake in ABB India from 52.11 percent to 75 percent. The final payment and credit of shares tendered is expected on or before August 10, 2010. A post-offer public announcement, in accordance with local requirements, with details of the shares tendered in the open offer will be published once the acquisition of shares has been completed.

The open offer is being managed by HSBC Securities and Capital Markets (India) Private Limited.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 117,000 people.

For more information please contact:

Media Relations:

Thomas Schmidt

(Zurich, Switzerland)

Tel: +41 43 317 6568

Media.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: July 29, 2010	By:	/s/ Michel Gerber
	Name:	Michel Gerber
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance